ITEM 77M
Mergers

(a) American Century Quantitative Equity Funds, a registered open-end management investment company organized as a California corporation.

(b) At a special meeting held on April 26, 2004, American Century Quantitative Equity Funds shareholders approved a proposal to change the domicile ("Change of Domicile") of American Century Quantitative Funds, a California corporation ("American Century California") from California to Maryland pursuant to an agreement and articles of merger whereby American Century California would be merged with and into a newly formed Maryland corporation, American Century Quantitative Equity Funds, Inc. ("American Century Maryland"). The proposal was recommended by the Board of Directors of American Century California. Pursuant to the agreement and articles of merger, each fund issued by American Century Maryland ("New Fund") acquired all of the net assets of each corresponding fund issued by American Century California ("Old Fund") in exchange for shares of equal value of the New Fund. The total dollar value of each American Century California shareholder's account after the Change of Domicile was the same as the total dollar value of those accounts before the Change of Domicile. American Century Maryland retained the Securities Act of 1933 and Investment Company Act of 1940 File Numbers of American Century California.